Interpool, Inc.
211 College Road East
Princeton, N.J. 08540

October 30, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Interpool, Inc. Withdrawal of Registration Statement on Form S-1 (File No. 333-66738)

Ladies and Gentlemen:

          Reference is hereby made to the Registration Statement on Form S-1 (File No. 333-66738) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) by Interpool, Inc. (the “Company”) on August 3, 2001, as amended by Amendment No. 1 filed with the Commission by the Company on September 10, 2001.

           Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby applies to withdraw the Registration Statement. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477.

           The Company has determined not to proceed at this time with the registration and sale of the securities covered by the Registration Statement. No securities have been offered or sold pursuant to the Registration Statement and no preliminary prospectuses have been distributed. Accordingly, the Company believes that withdrawal of the Registration Statement is appropriate.

           If you have any questions regarding this application, please contact the Company’s legal counsel, Jeffrey S. Lowenthal of Stroock & Stroock & Lavan LLP at (212) 806-5509.

Very truly yours, INTERPOOL, INC. By: /s/ Mitchell I. Gordon Name: Mitchell I. Gordon Title: Executive Vice President and Chief Financial Officer